

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2021

Laurence Penn
Chief Executive Officer
Ellington Financial Inc.
53 Forest Avenue
Old Greenwich, CT 06870

      Re: Ellington Financial Inc.
          Form S-3
          Filed March 26, 2021
          File No. 333-254762

Dear Mr. Penn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Stacie Gorman at 202-551-3585 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Daniel M. LeBey , Esq.